EXHIBIT 21.1

Schedule of Subsidiaries

Name of Subsidiary	State of Incorporation or Organization
Jameson Alabama, Inc.	Alabama
Jameson Inns Financing 01, L.P.	Georgia
Jameson Outdoor Advertising Company	Georgia
Jameson Properties, LLC	Georgia
Jameson Properties of Tennessee, L.P.	Tennessee
Kitchin Hospitality, LLC	Georgia
SIE Corporation	Indiana
Jameson Inns Financing Trust I	Delaware
Jameson Management Company	Georgia
Jameson Lodging, LLC	Georgia